EXHIBIT (a)(9)

FOR IMMEDIATE RELEASE

CONTACT: Joan Fischler Telephone: (516) 686-2212 Facsimile: (516) 626-7839

Reeves Telecom Acquisition Corp.
Extends Expiration Date of Tender Offer
for All Limited Partnership Units
of Reeves Telecom Limited Partnership

GLEN HEAD, NY (July 14, 2006) - Reeves Telecom Acquisition Corp. (“RTAC”) announced today that it has extended the expiration date of its tender offer to purchase for cash all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a purchase price of $1.50 per Unit net to the seller in cash without interest. The expiration date of the tender offer has been extended to Friday, August 4, 2006 at 5:00 p.m., Eastern Daylight Time.

As of 3:00 p.m. on July 14, 2006, a total of 130,046 Units had been tendered and not withdrawn. Until the termination of the tender offer on the expiration date, or any date to which the tender offer is further extended, all tendered Units may be withdrawn.

Unit holders should read the tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) transmitted to all Unit holders of the Partnership by RTAC on June 14, 2006. Unit holders who wish to receive additional copies of the tender offer documents at no charge may contact the information agent, Mellon Investor Services, at toll-free 1-877-870-8964. They are also available at the Securities and Exchange Commission’s website at www.sec.gov.

The President and sole shareholder of RTAC is John S. Grace. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, RTAC may be deemed to be an “affiliate,” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, of the Partnership and the general partner of the Partnership.

The Partnership is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina.

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